UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

AllianceBernstein Active ETFs, Inc.

AllianceBernstein L.P.

ALPS Distributors, Inc.

File No. 812-13797

Third Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Emilie D. Wrapp, Esq.

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, NY 10105

With a copy to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

and with regards to ALPS Distributors, Inc.:

Thomas A. Carter

ALPS Distributors, Inc.

1290 Broadway

Suite 1100

Denver, CO 80203

Page 1 of 46 sequentially numbered pages.

As filed with the Securities and Exchange Commission on February 24, 2012.

N. Availability of Information	19

O. Sales and Marketing Materials and Prospectus Disclosure	20

P. Procedure by Which Shares Will Reach Investors; Disclosure Documents	20

IV. IN SUPPORT OF THIS APPLICATION	21

A. Summary of this Application	21

B. Benefits of the Proposal	22

1. Intra-Day Trading	22

2. Lower Cost Exposure to a Diversified, Actively Managed Portfolio of Investments	23

3. Maintaining a Competitive Position in the Global Securities Markets	23

C. The Product Does Not Raise Concerns	23

1. Structure and Operation of the Corporation and its Funds Compared to Other ETFs	23

a. Portfolio Transparency, “Front Running” and “Free Riding”	23

b. Liquidity of Portfolio Securities	24

c. Arbitrage Mechanism	24

d. Potential Discrimination Among Beneficial Owners	24

e. Potential Conflicts of Interest	25

2. Investor Uses and Benefits of Products	25

3. The Commission Should Grant the Exemptive Relief Requested	26

V. REQUEST FOR ORDER	26

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	26

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1	27

C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	29

1. Section 17(a)	29

2. Investments in the Funds	30

3. Conclusion	31

D. Exemption from the Provisions of Section 22(e)	31

E. Exemptions from the Provisions of Section 12(d)(1)	33

1. Concerns Underlying Sections 12(d)(1)(A) and (B)	34

a. Undue Influence	34

b. Layering of Fees and Expenses	35

c. Complex Structures	36

VI. EXPRESS CONDITIONS TO THIS APPLICATION	37

A. Actively Managed Exchange-Traded Fund Relief	37

B. Fund of Funds Relief	37

VII. NAMES AND ADDRESSES	39

I.	INTRODUCTION

AllianceBernstein Active ETFs, Inc. (“Corporation”), AllianceBernstein L.P. (“Adviser”) and ALPS Distributors, Inc. (“Distributor” and, collectively with the Corporation and the Adviser, “Applicants”) apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”). Applicants request that the order requested herein apply to the initial series of the Corporation (“Initial Fund”)1 as well as to additional series of the Corporation and other open-end management investment companies, or series thereof, that may be created in the future (“Future Funds”), and to any other principal underwriter or distributor of a Future Fund. Any such Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of this Application. Any such principal underwriter or distributor will comply with the terms and conditions of this Application.

The Initial Fund and the Future Funds together are referred to herein as the “Funds.” Each Fund relying on the exemptive relief will operate as an actively managed exchange-traded fund (“ETF”).

The requested Order would permit, among other things: (i) shares of the Funds (“Shares”), which are open-end management investment companies, to trade on a national securities exchange at prices set by the market rather than at net asset value; (ii) Shares to be redeemable in large aggregations only; (iii) certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; and (iv) certain affiliated persons of the Corporation (and affiliated persons of such affiliated persons as described herein) to buy securities from, and sell securities to, the Corporation in connection with the “in-kind” purchase and redemption of the Shares. In this respect, the requested Order is comparable to other orders granted by the Securities and Exchange Commission (“Commission”) to permit the organization, operations, and offering of shares of actively managed ETFs.2

[1]

The Initial Fund will be either an equity fund or a fixed income fund, depending on, among other things, market conditions and anticipated investor demand. The equity fund will have an investment objective of longer-term growth of capital and will seek to achieve its objective by investing principally in large-capitalization publicly traded U.S. equity securities and other permitted instruments and transactions. In selecting securities for the equity fund, the Adviser will employ a quantitative approach informed by the Adviser’s research. The investment objective of the fixed income fund will be to generate current income. The fixed income fund will attempt to take advantage of inefficiencies that the Adviser believes exist in the global fixed-income markets. These inefficiencies arise from investor behavior, market complexity, and the investment limitations to which investors are subject. The Adviser will combine its quantitative forecasts with fundamental economic and credit research in seeking to exploit these inefficiencies.

[2]

See In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, IC Rel No. 29264 (May 6, 2010) (notice) and IC Rel. No. 29291 (May 28, 2010) (order); In the Matter of Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors, LLC, IC Rel. No. 29256 (April 23, 2010) (notice) and IC Rel. No. 29271 (May 18, 2010) (order); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28949 (October 20, 2009) (notice) and IC Rel. No. 28993 (November 10, 2009) (order) (“PIMCO Order”); In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors’ Alpha ETF Trust), IC Rel. No. 28571 (December 23, 2008) (notice) and IC Rel. No. 28604 (January 16, 2009) (order) (“Grail Order”); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (September 29, 2008) (notice) and IC Rel. No. 28471 (October 27, 2008) (order); In the Matter of First Trust Advisors L.P., et al., IC Rel. No. 28421 (September 29, 2008) (notice) and IC Rel. No. 28468 (October 27, 2008) (order); In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (September 29, 2008) (notice) and IC Rel. No. 28467 (October 27, 2008) (order) (“Active PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (February 1, 2008) (notice) and IC Rel. No. 28171 (February 27, 2008) (order); and In the Matter of Bear Stearns Active ETF Trust, et al., IC Rel. Nos. 28172 (February 27, 2008) (order) and 28143 (February 5, 2008) (notice).

The requested Order would also permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act” and such brokers or dealers registered under the Exchange Act, “Brokers”), to sell Shares of the Funds beyond the limitations in Section 12(d)(l)(B) (“Fund of Funds Relief”). The requested Order would be comparable to other orders granted by the Commission permitting Funds of Funds to invest in ETFs in excess of the limits of Section 12(d)(1)(A).3

Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to each Fund of Funds that enters into a participation agreement (“FOF Participation Agreement”) with a Fund, and any principal underwriter or distributor for the Funds and any Broker selling Shares of a Fund.

In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons, or affiliated persons of affiliated persons.

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

Applicants believe that the requested Fund of Funds Relief is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”4 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

[3]

See In the Matter of IndexIQ ETF Trust, et al., IC Rel. No. 28638 (February 27, 2009) (notice) and IC Rel. No. 28653 (order); In the Matter of ShariahShares, et al., IC Rel. No. 29127 (January 29, 2010) (notice) and IC Rel. No. 29130 (February 22, 2010) (order); PIMCO Order; Grail Order; In the Matter of Global X Funds, et al., IC Rel. No. 28378 (September 10, 2008) (notice) and IC Rel. No. 28433 (October 3, 2008) (order); In the Matter of ProShares Trust, et al., IC Rel. No. 27323 (May 18, 2006) (notice) and IC Rel. No. 27394 (June 13, 2006) (order); In the Matter of SPDR Trust, Series 1, et al., IC Rel. No. 26392 (March 23, 2004) (notice) and IC Rel. No. 26419 (April 19, 2004) (order); In the Matter of iShares Trust, et al., IC Rel. No. 25969 (Mar. 21, 2003) (notice) and 26006 (April 15, 2003) (order); In the Matter of the Select Sector SPDR Trust, et al., IC Rel. No. 23492 (October 20, 1998) (notice) and IC Rel. No. 23534 (November 13, 1998) (order); In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order); and In the Matter of MidCap SPDR Trust, Series I, IC Rel. No. 20797 (Dec. 23, 1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order).

[4]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application.5 A Fund of Funds may rely on the Order only to invest in the Funds and not in any other registered investment company.

II.	APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	The Corporation

The Corporation, which is organized as a Maryland corporation, will register with the Commission as an open-end management investment company. The Corporation will initially be comprised of one Initial Fund. The Corporation will be overseen by a Board of Directors (“Board”).

Although the Corporation will be classified and registered under the Act as an open-end management investment company, neither the Corporation nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make the Corporation significantly different from what the investing public associates with a traditional mutual fund. Instead, the Corporation will be marketed as an “actively managed exchange traded fund,” “actively managed ETF,” “ETF,” an “investment company,” a “fund,” or a “Corporation” offering Shares. In addition, each Fund’s prospectus (“Prospectus”) and advertising material will prominently disclose that the Fund is an “exchange-traded fund” or an “ETF.”

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

B.	The Adviser and Sub-Advisers

The Adviser, which is organized as a Delaware limited partnership, will be the investment adviser to each of the Funds.6 The Adviser has its principal office located at 1345 Avenue of the Americas, New York, New York 10105. The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).7 The Adviser and/or Sub-Advisers may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional and individual investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies (collectively, “Client Accounts”).

The Adviser and Sub-Advisers are not, nor will they be, registered as broker-dealers.

[5]	Before offering Shares, a Fund will comply with the disclosure requirements adopted by the Commission in IC Rel. No. 28584 (January 13, 2009).
[6]

The Funds may also retain one or more service providers, such as a custodian (“Custodian”), fund accountant and transfer agent (“Transfer Agent”), administrator, dividend disbursing agent and securities lending agent of portfolio securities (“Portfolio Securities”). The arrangements with these service providers will be entered into and structured as required by applicable law. A single entity and/or an affiliated person of the Adviser may provide one or more of these services. To the extent any Fund uses the services of an affiliated person of the Adviser for the purposes described above, such activities will comply with the Act, the rules thereunder and the terms and conditions of this Application.

[7]

The Adviser reserves the right to enter into sub-advisory agreements with one or more investment advisers, each of which will serve as sub-adviser to a Fund (each, a “Sub-Adviser”). Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Corporation will enter into a distribution agreement with the Distributor or one or more other principal underwriters or distributors. The Distributor, which is organized as a Colorado corporation, is located at 1290 Broadway, Suite 1100 Denver, Colorado 80203. Each principal underwriter or distributor will be a Broker and will act as distributor and/or principal underwriter of one or more of the Funds. Each principal underwriter or distributor will distribute Shares on an agency basis. No principal underwriter or distributor is or will be affiliated with any Exchange (as defined below). The principal underwriter or distributor for each Fund will be identified as such in the current Prospectus for the Fund and will comply with the terms and conditions of this Application. The principal underwriter or distributor of any one Fund may be an “affiliated person” or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers.

III.	APPLICANTS’ PROPOSAL

A.	Description of the Funds

Each Fund will offer Shares that will be listed on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”). The Fund’s listing Exchange will not be affiliated with the Corporation, the Funds, the Adviser, a Sub-Adviser or the Distributor, within the meaning of Section 2(a)(3) of the Act. The Shares will not be individually redeemable by the Fund, but will trade on the Exchange as individual Shares.

1.	Investment Objectives and Strategy

The Adviser and/or a Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy.

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. Funds that invest all or a portion of their assets in foreign equity and/or fixed income securities are “Foreign Funds.” An Equity Fund that is not a Foreign Fund is a “Domestic Equity Fund.”8 Funds may invest in Depositary Receipts (as defined below) and TBA transactions as described herein. Neither the Initial Fund nor any Future Fund relying on the Order will invest in options contracts, futures contracts, or swap agreements.

To the extent applicable, the Adviser and/or Sub-Advisers will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Policies and Procedures”). In utilizing an active management investment style, the Adviser and/or Sub-Advisers may use, among other things, internal and external research as well as consideration of economic trends to execute a Fund’s investment strategy.

2.	Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the investments held by the Fund daily. On each business day, which means any day the Corporation is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Corporation’s website (“Website”) the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of net asset value (“NAV”) at the end of the Business Day. The Adviser and Sub-Advisers will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Adviser and/or Sub-Advisers may disclose such information as may be necessary to the management of the Fund.

[8]	A Fund may be a “blended fund” that invests in any mix of equity and fixed income securities, as well as any mix of domestic and foreign securities.

3.	Sales-Related Expenses

No sales charges for purchases of Creation Units (as defined below) of Shares are contemplated. The Corporation will be authorized to implement a plan under Rule 12b-1 of the Act for each of the Funds.

4.	Additional Policies

a.	General

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. In addition, each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve the Fund of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

b.	Depositary Receipts

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.9 A Fund will not invest in any Depositary Receipts that the Adviser and/or Sub-Advisers deems to be illiquid or for which pricing information is not readily available.

5.	Management of the Funds

While each Fund will be managed by the Adviser and, if applicable, Sub-Advisers, the Board will have overall responsibility for the Funds’ operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

B.	Description of Purchase and Redemption Provisions

Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a “Creation Unit”) will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

Applicants have determined that purchases and redemption of Creation Units will be made by means of an “in-kind” tender of specified Portfolio Securities, in cash or a combination of Portfolio Securities and cash. The “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units. However, from time to time, selling or redeeming Creation Units on a cash basis may provide a greater benefit to the Fund (see infra note 13).

[9]

Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution, and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”) on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

C.	Fund Transparency

Applicants believe that investors will have a reasonable expectation that all ETFs will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. Applicants have considered the level of transparency in the Portfolio Securities of the Funds necessary to allow for efficient arbitrage activity in the Shares.10 To that end, the NAV of each Fund will be calculated each Business Day as of the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time (ET).11 Each Business Day, the Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) (i) each Fund’s per Share NAV and midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of the prior Business Day, and (ii) the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. The identities and quantities of the Portfolio Securities and other assets for each Fund will also be fully available through unaffiliated third-party data vendors. In addition, the amount representing, on a per Share basis, the sum of the current value of each Fund’s Deposit Securities (as defined below) and the estimated Balancing Amount (as defined below) will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.

Applicants are highly confident that the full publication of the Fund’s Portfolio Securities and other assets and the periodic disclosure of the portfolio disclosure list will enable exchange specialists and market makers for Shares on an Exchange (collectively, “Market Makers”) to maintain reasonable spreads between the bid and offer prices of the Fund’s Shares. Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by index-based ETFs (“Index ETFs”). Applicants believe that the full publication of the Fund’s Portfolio Securities on a daily basis will enable Market Makers to minimize bid/ask spreads.

The Adviser and/or Sub-Advisers will adopt policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

D.	Capital Structure and Voting Rights; Book-Entry

Owners of beneficial interests in Shares of the Funds (“Beneficial Owners”) will have one vote per Share with respect to matters regarding the Corporation or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

[10]

See SEC Concept Release: Actively Managed Exchange-Traded Funds,” IC Rel. No. 25258 (Nov. 8, 2001), at 10 (“[T]he high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”) (hereinafter, “Concept Release”).

[11]	Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

E.	Exchange Listing

The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the primary listing Exchange (“Listing Exchange”). Shares of the Funds will be traded on the Listing Exchange in a manner similar to ETFs that are currently being traded. The Corporation will list Shares of the Funds on the NYSE or another U.S. Exchange (“Other Exchange”) (for the Initial Fund, likely NYSE Arca, Inc. (“Arca”)). When Arca or NYSE is the Listing Exchange, it is expected that one or more Listing Exchange member firms will be designated by the Listing Exchange to act as a Market Maker.12

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on an Exchange selected by the Fund. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Listing Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Listing Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

F.	Sales of Shares

1.	General

The Corporation will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the close of the regular trading session on the NYSE on each Business Day. The Corporation will sell and redeem Creation Units of each Fund only on a Business Day, which includes any day that a Fund is required to be open under Section 22(e) of the Act.

Shares of each Fund may be purchased in Creation Units in exchange for an “in-kind” deposit, by the purchaser, of a particular portfolio of investments (“Deposit Securities”), cash or an “in-kind” deposit of Deposit Securities together with the deposit of a specified cash payment in the manner more fully described below.13

Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of investments (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.14

[12]

If Shares are listed on The NASDAQ Stock Market LLC (“NASDAQ”) or a similar electronic Exchange (including Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. On NASDAQ, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on NASDAQ, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on NASDAQ and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[13]

In determining whether a particular Fund will be selling or redeeming Creation Units on a cash or in-kind basis, the key consideration will be the benefit that would accrue to Fund investors. In many cases, particularly to the extent the Deposit Securities are less liquid, investors may benefit by the use of all cash creations because the Adviser would execute trades rather than Market Makers. Fund costs resulting from selling or redeeming Creation Units on a cash basis may be defrayed by imposing Transaction Fees (defined below) on an investor (see “Payment Requirements for Creation Units”). It is expected that the tax treatment for the Funds will be the same whether Creation Units are purchased on an all cash basis or in-kind basis.

[14]

As discussed above, each of the Adviser and the Distributor has adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited by Rule 17j-1. In addition, the Adviser has adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

Deposit Securities and Redemption Securities will consist of a pro rata basket of the portfolio securities held by a Fund, except for minor differences that may exist for certain Fixed Income Funds when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots.15

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.16

The Corporation may also permit, in its sole discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Corporation reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis (see supra note 13). However, any decision to permit cash purchases of Creation Units would be based on a determination by the Corporation and/or the Adviser that such method would reduce the Corporation’s transaction costs or would enhance the Corporation’s operating efficiency.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately. Variations in the Transaction Fees may be imposed from time to time, in accordance with Rule 22d-1 under the Act. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then-current prospectus for the Fund. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[15]	A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.
[16]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any Fund.

Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 25,000 Shares). The price per Share of each Fund will generally fall in the range of $20 to $100.17 Accordingly, the price of a Creation Unit will be between $500,000 (assuming the lowest price of $20 per Share) and $2,500,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount, the Distributor will instruct the Corporation to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Corporation to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to a third party.

2.	Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Corporation of the Deposit Securities together with an amount of cash specified by the Adviser and/or Sub-Advisers in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.

The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Fund will make available on each Business Day, before the opening of trading on the Listing Exchange, the list of the names and the required quantity of each Deposit Security included in the current Portfolio Deposit for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

In addition, the Corporation reserves the right, with respect to each Fund, to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Corporation upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer through the Shares Clearing Process (as defined below), (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting or (4) the Corporation determines would otherwise be in the best interest of the Fund. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Corporation, Adviser and/or Sub-Advisers are empowered to adjust the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent Shareholder dilution.

[17]

Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split or a reverse stock split if the trading price over time falls outside such range.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Equity Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Corporation “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process may not be available for purchases or redemptions of Foreign Funds, or for foreign securities that form part of the Deposit Securities or Redemption Securities. Accordingly, for so long as and to the extent this is the case, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit foreign securities that are a part of the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows to the extent that the Shares Clearing Process is not available. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the Transmittal Date (both as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Such Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Corporation on behalf of each Fixed Income Fund.18 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

[18]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

The securities and the number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser and/or Sub-Advisers in light of the investment objective of such Fund. Applicants reserve the right to permit a purchasing investor to substitute an amount of cash to replace any prescribed Deposit Security.19 Substitution might be permitted, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Portfolio Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Portfolio Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

All orders to create Creation Units, whether through or “outside” the Shares Clearing Process, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders20, the order must be received by the Distributor no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET.

3.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the Order Cut-Off Time on the relevant Business Day. The Order Cut-Off Time for purchases of Creation Units of each Fund will be the same time that the Fund calculates its NAV. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Adviser, and/or Sub-Advisers if applicable, and the Custodian to be informed of such notice.

4.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Corporation, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Creation Units will be delivered to the purchaser thereof.

[19]

In certain circumstances, an investor who tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

[20]

A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that, among other things, may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

5.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Corporation, immediately available or same-day funds estimated by the Corporation to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Corporation are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Corporation will accept the order, subject to its right (and the right of the Distributor, Adviser and/or Sub-Advisers) to reject any order not submitted in proper form.

Once the Corporation has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Corporation will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Corporation of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Corporation of purchasing such securities and the value of the collateral.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i) the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii) the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

G.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the assets held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Listing Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on Arca, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

H.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Corporation. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Corporation. The Corporation will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind” or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equals the NAV times the appropriate number of Shares of such Fund.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.21

The Adviser and/or Sub-Advisers will publish daily the list of Redemption Securities that a redeemer will receive on a pro rata basis from the Fund. Deposit Securities and Redemption Securities will be the same, except for minor differences that may exist for certain Fixed Income Funds when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement. The Corporation will also deliver to the redeeming Shareholder in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the

[21]

In the event that the Corporation or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but any Fund or all of the Funds may be terminated by the Board, and a majority of the entire Board could approve the dissolution of the Corporation at such time as no Shares are outstanding. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Corporation’s organizational documents will provide that the Board of Directors will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Directors of the Corporation in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Corporation might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Corporation. The Corporation may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Corporation determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list or at any other time it is determined to be in the best interests of the Fund.

Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Unit aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Corporation, on behalf of the relevant Fund, to purchase the missing Shares or acquire the Redemption Securities and the Cash Redemption Payment underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Corporation acquiring such Shares, Redemption Securities or Cash Redemption Payment and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Corporation (currently expected to be 4:00 p.m. ET except on certain days when markets close earlier) and (b) arrangements satisfactory to the Corporation are in place for the Authorized Participant to transfer or cause to be transferred to the Corporation the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions, the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.22

[22]

Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such instances, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash.

I.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Corporation, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or, in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s Listing Exchange that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

J.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Directors will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

K.	Dividend Reinvestment Service

The Corporation does not currently intend to make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

L.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Corporation will be authorized to implement a plan under Rule 12b-1 of the Act for each of the Funds.

M.	Shareholder Reports

The Corporation will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of such Funds’ distributions. The Corporation will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Corporation’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

N.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include the current prospectus for each Fund that may be downloaded. The Website will include additional quantitative information updated on a daily basis, including, for each Fund, daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price,23 and a calculation of the premium and discount of the Bid/Ask Price against the NAV.

On each Business Day, before commencement of trading in Shares on the Listing Exchange, each Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.24

Investors interested in a particular Fund can also obtain the Fund’s statement of additional information (“SAI”), each Fund’s Shareholder Reports and its Form N-SAR, filed twice a year, for so long as such forms are required to be filed. The Fund’s SAI and Shareholder Reports are available free upon request from the Corporation, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of the newspaper. As previously stated, the Listing Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount, if any. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

[23]

The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Listing Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

[24]

Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

O.	Sales and Marketing Materials and Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Corporation and its Funds on the one hand, and a traditional “open-end investment company” or “mutual fund,” on the other hand. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Corporation and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Corporation or a Fund with conventional mutual funds; and (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page.

Although the Corporation is classified and registered under the Act as an open-end management investment company, neither the Corporation nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “exchange traded fund,” “ETF,” “actively managed exchange-traded fund” or “actively managed ETF.” To that end, the designation of the Corporation and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “corporation” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Corporation and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s Prospectus and advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the Shares.

The primary disclosure document with respect to the Shares is the Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus. In addition, a Prospectus will accompany each secondary market trade of the Shares.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

P.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of existing ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with their market-making activities on the floor of the Listing Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

IV.	IN SUPPORT OF THIS APPLICATION

A.	Summary of this Application

Applicants seek an order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price described in the Prospectus; (3) permitting affiliated persons of a Fund, or affiliated persons of such affiliated persons, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and permitting the Funds and/or any principal underwriter or Broker to sell Shares of the Funds to Funds of Funds in excess of the limits in 12(d)(1)(B) of the Act; and (6) in connection with the transactions described in (5), the Funds as well as other parties to engage in certain affiliated transactions, all as more fully set forth below.

Except as noted, the exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”25 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of assets held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.

[25]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction … are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned... and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

Exemptive relief is also requested from Section 12(d)(1) of the Act pursuant to Section 12(d)(1)(J) of the Act to permit the Fund of Funds to purchase Shares of the Funds in excess of the limits of Section 12(d)(1)(A), and the Funds and their principal underwriters and Brokers to sell Shares of the Funds to the Funds of Funds in excess of the limits of Section 12(d)(1)(B). Section 12(d)(1)(J) provides that:

The Commission … may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.

Applicants will agree to conditions that will adequately address the concerns underlying the limits of Sections 12(d)(1)(A) and 12(d)(1)(B). As discussed below for the Fund of Funds Relief, Applicants’ conditions address the concerns that a Fund of Funds or a Fund of Funds Affiliate (as defined below) will exercise undue influence over a Fund, that a Fund of Fund’s ownership of Shares of a Fund will result in excessive fees paid by the Fund of Fund’s shareholders and that the ownership of Shares of a Fund by a Fund of Funds will result in an overly complex structure. Accordingly, Applicants believe that the exemption requested is consistent with the public interest and the protection of investors, and submit that issuance of any order under Section 12(d)(1)(J) is appropriate.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day, as they can be bought and sold only at a price calculated once per day, following the close of trading on the NYSE (usually 4:00 p.m. ET). Shares, which will be listed on an Exchange, will trade throughout the Listing Exchange’s regular trading hours at prices that reflect minute-by-minute market conditions rather than end-of-day prices. Applicants expect that the continuous ability to purchase and redeem Shares will appeal to investors who prefer to buy and sell ETF shares as well as to those investors who are currently invested in conventional mutual fund shares.

The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies.

The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Lower Cost Exposure to a Diversified, Actively Managed Portfolio of Investments

Applicants believe that Shares of the Funds would provide investors with an opportunity to obtain a diversified portfolio of securities with cash holdings expected to be lower than a similarly managed mutual fund, while incurring significantly lower transaction costs than if they purchased individual securities. Transactions effected on an Exchange between buyers and sellers would not involve the Fund, and, thus, would not disrupt the Fund’s portfolio management or cause the Fund to incur any transaction costs.

An actively managed ETF can also provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

3.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Corporation, will provide global investors new opportunities for investment.

Applicants expect the Shares to appeal to a variety of investors, including broker-dealers, investment advisers, financial planners, and others acting as intermediaries on behalf of their clients or customers. Shares could also provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

In contrast with Index-ETFs, which can offer only index-limited market exposure and index-tracking returns, Shares could provide investors with exposure to the potentially above-market return opportunities offered by an actively managed ETF. Applicants believe that by providing a wide range of investors with actively managed U.S. exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

In the Concept Release, the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it will consider whether the proposal presents any new regulatory concerns. Applicants have considered the regulatory concerns the Commission identified and address them below.

1.	Structure and Operation of the Corporation and its Funds Compared to Other ETFs

Applicants believe that the structure and operation of the Corporation and its Funds will be very similar to that of the other ETFs currently traded on Arca or Other Exchanges, including NASDAQ. As discussed below, the full transparency of the Fund’s Portfolio Securities, the level and detail of information contained in the Prospectus for each Fund, as well as the information that will be displayed on the Website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to Index-ETFs and actively managed ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, Applicants believe that the information about each Fund will be both public and as extensive as that information now provided by Index-ETFs and actively managed ETFs currently listed and traded. In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with Index-ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Policies and Procedures and Codes of Ethics of the Adviser or any Sub-Adviser should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror a fund’s investment strategies without paying the fund’s advisory fees) any more than such disclosures cause this problem in connection with Index-ETFs now trading.

b.	Liquidity of Portfolio Securities

The Portfolio Securities held by each Fund will meet the liquidity requirements that are required by applicable law. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Corporation and the Funds will be similar to those offered by Index-ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Corporation and its Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for Index-ETFs and actively managed ETFs that have been granted an exemptive order by the Commission. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of Index-ETFs and actively managed ETFs. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

d.	Potential Discrimination Among Beneficial Owners

As a regulatory concern, the Commission questioned in the Concept Release whether the operation of an actively managed ETF would place investors who have the financial resources to purchase or redeem a Creation Unit at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price. Applicants do not believe that the issuance of the Shares by any Fund will give rise to any discriminatory treatment of shareholders, or create any imbalance of equities, of the type that Section 1(b)(3) of the Act was designed to prevent. Although all investors may have the same opportunity in a free market system to acquire investment vehicles, all investors do not have the same financial resources and, therefore, do not have the same ability to take advantage of all investment opportunities to the same degree. The arbitrage mechanism central to the economic viability of ETFs is available only to those investors who have the financial resources to buy and sell Creation Units. All qualifying investors have the same opportunity to buy and sell Creation Units, although they may not have the financial resources to do so. The Funds will stand ready to sell and redeem Creation Units from an Authorized Participant under the terms and conditions described in this Application. Furthermore, the Adviser believes that the ability of Authorized Participants to purchase and sell Creation Units from each Fund will narrow the bid/ask spread and provide an incentive to intermediaries to cause the movement of the market prices of each Fund’s Shares to closely track each Fund’s NAV to the benefit of all investors.

e.	Potential Conflicts of Interest

Another potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers, or dealers. The Commission observed that the operation of an ETF, specifically the process by which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities, may lend itself to certain conflicts of interest for the ETF’s investment adviser, which has discretion to specify the securities included in the basket. The Commission raised concerns that these conflicts may not be minimized in the case of an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. The Commission did not identify what specific conflicts of interest could arise because of this active management. Applicants do not believe, however, the conflict raised by the proposal for the adviser to an actively managed ETF is any greater than for an adviser to any actively managed discretionary account, such as a mutual fund.

Full transparency of Portfolio Securities was chosen precisely to maximize the tighter tracking of the Funds’ Share prices and its daily NAV. Applicants believe that the market for the Funds’ Portfolio Securities is simply too deep and competitive for the Adviser and/or any Sub-Advisers or any affiliate of the Adviser and/or any Sub-Advisers to be able to take any action that could favor the interests of such persons to the detriment of the Funds’ shareholders. In short, the operation of the Funds, as described in this Application, does not raise any issues under Section 1(b)(2) with respect to the management of the Funds or the issuance of Shares.

Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Sub-Advisers will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and each Sub-Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, that, taking into account the nature of its business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and rules thereunder. In addition, like the Adviser and any Sub-Adviser, each Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Corporation and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price and may include certain tax efficiencies. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Funds. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and/or Sub-Advisers.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor any Sub-Advisers will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person.

3.	The Commission Should Grant the Exemptive Relief Requested

In short, Applicants believe that the Corporation and the Funds will operate in the same manner as ETFs currently listed and trading, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Corporation and its Funds are natural candidates for the requested relief. Based on the foregoing, Applicants respectfully request the relief set forth below.

V.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer … is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the Corporation to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on Arca and Other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see supra note 2), permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, In the Matter of SuperTrust Trust for Capital Market Fund, Inc., IC Rel. No. 17613 (Jul. 25, 1990) (notice) and IC Rel. No. 17809 (Oct. 19, 1990) (order), the Commission granted relief under Section 4(2) of the Act, permitting the “SuperUnits,” as described therein, issued by a UIT, to be separated into non-redeemable components, the “SuperShares.” Again, In the Matter of the Select Sector SPDR Trust, The Select Sector SPDR Trust, The Index Exchange Listed Securities Trust, IC Rel. No. 24631 (Sept. 1, 2000) (notice) and IC Rel. No. 24666 (Sept. 25, 2000) (order) and the Select Sector SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.26 Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

[26]

See also In the Matter of MidCap SPDR Trust, Series I, IC Rel. No. 20797 (Dec. 23, 1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order), In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order) and In the Matter of the NASDAQ 100 Trust, et al., IC Rel. No. 23688 (Jan. 27, 1999) (notice) and IC Rel. No. 23702 (Feb. 22, 1999) (order).

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure.

As noted above, on each Business Day, before commencement of trading in Shares on the Funds’ Listing Exchange, the Funds will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of Index-ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that providing exemptive relief to the Corporation in order to permit the Corporation to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, Applicants hereby request that this Application for an Order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

No registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.…

Rule 22c-1 provides in part that:

No registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.…

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from27 the Listing Exchange at all times on the basis of the current bid/offer price. In addition, Applicants will maintain the Website that will include the Prospectus and SAI and the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

[27]	Consistent with Rule 19c-3 under the Exchange Act, Listing Exchange members are not required to effect transactions in Shares through the facilities of the Listing Exchange.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.28 The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”29

The first two purposes - preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers - would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.30 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.

Applicants believe that the nature of the markets in the Fund’s Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

[28]	See the Half Century Report at 299-303, IC Rel. No. 13183 (April 22, 1983).
[29]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (March 5, 2004).
[30]

The purchase and redemption mechanisms which include (i) the Transaction Fee imposed only on creating and redeeming entities (including, without limitation, deposits and distributions that are not entirely “in-kind”) and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

1.	Section 17(a)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to permit purchase and redemption transactions between a Fund and certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”).31 Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).…

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions involving persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) … any investment adviser [of an investment company] … or any member of an advisory board thereof; and (F) … [the depositor of any] unincorporated investment company not having a board of directors .…

[31]

Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including any laws with respect to Deposit Securities and Redemption Securities that are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

2.	Investments in the Funds

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Corporation or such Funds, and one or more investors may hold in excess of 25% of the Corporation or such Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Corporation or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or a Market Maker in connection with such person’s market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or a Market Maker, might from time to time accumulate in excess of 25% of Shares of the Corporation or a Fund, and such persons would therefore be deemed to be affiliated persons of the Corporation or such Fund under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.32 In this regard, Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund. Under such circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, the sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund from a Fund of Funds may be deemed to violate Section 17(a) of the Act.33

Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Absent the unusual circumstances discussed herein, the Deposit Securities and Redemption Securities available for a Fund will be the same for all purchases and redemptions, respectively, and will correspond pro rata to the Fund’s Portfolio Securities. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner,

[32]

To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Funds is also an investment adviser to a Fund of Funds.

[33]

Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by a Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e) of the Act. The FOF Participation Agreement between a Fund and a Fund of Funds will include this acknowledgement.

regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to a Fund of Funds and the purchase of Creation Units by a Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares of a Fund in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved. Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

3.	Conclusion

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund (and each Fund of Funds), and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the applicable Portfolio Securities of each such Foreign Fund customarily clear and settle. With respect to Future Funds that will be Foreign Funds, Applicants will rely on the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). The Fund’s SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) similar to the relief sought here was obtained by many of the ETFs listed in notes 2 and 3 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request the Fund of Funds Relief to permit the Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to the Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

In 1996, Congress enacted the National Securities Markets Improvement Act (“NSMIA”). Section 202 of NSMIA amended Section 12(d) of the Act by, inter alia, adding Section 12(d)(1)(G) of the Act to permit the operation of fund of funds involving investment companies that are part of an affiliated group of investment companies.

When Congress added Section 12(d)(1)(G) in 1996, it also enacted Section 12(d)(1)(J) to authorize the Commission to grant exemptive relief for fund of funds arrangements that do not otherwise meet the requirements of Section 12(d)(1). In this regard, Congress directed the Commission to consider “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”34 In particular, Congress suggested that the Commission exercise its new authority to permit “fund of fund arrangements that involve investment companies that are not part of the same group of investments companies, or . . . involve a group of investment companies but do not satisfy other conditions of new subparagraph (G) (emphasis added).”35 Applicants will agree to conditions that will adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Accordingly, Applicants believe that the Fund of Funds Relief requested is consistent with the public interest and the protection of investors, and submit that issuance of an order under 12(d)(1)(J) is both appropriate and justified.

[34]	H.R. Rep. No. 622, 104th Cong., 2d Sess. At 43-44 (1996).
[35]	Ibid.

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.36 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.37 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”38

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).39 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).40

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

a.	Undue Influence

Applicants propose several conditions to address the potential for undue influence by a Fund of Funds over a Fund. Prior to an investment in excess of the limit in Section 12(d)(1)(A)(i) of the Act in Shares of a Fund by a Fund of Funds, the Fund and Fund of Funds will execute an FOF Participation Agreement stating, without limitation, that the boards of directors or trustees and the investment advisers of the Fund of Funds understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. The FOF Participation Agreement will include an acknowledgement from the Fund of Funds that it may rely on the order only to invest in the Fund and not in any other investment company.

Condition B.1 limits the ability of a Fund of Funds Advisory Group41, and Fund of Funds Sub-Advisory Group42, to control a Fund within the meaning of Section 2(a)(9) of the Act.

[36]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).
[37]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[38]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[39]	See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11 (1970).
[40]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).
[41]

For purposes of this Application, the “Fund of Funds Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.” Each Fund of Funds Adviser will be registered as an investment adviser under the Advisers Act. No Fund of Funds Adviser or Sponsor will control, be controlled by, or be under common control with the Adviser.

[42]

A “Fund of Funds Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Fund of Funds Sub-Adviser.” Any Fund of Funds Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate43. For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that a Fund’s Board and the Adviser, as well as the Fund of Fund’s board of directors and investment adviser, or Fund of Funds trustee (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between a Fund and a Fund of Funds before an investment is made in a Fund excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;44 (2) fund holding companies subject their investors to two layers of advisory fees;45 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

[43]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.
[44]	PPI Report at 319-320.
[45]	Id. at 318.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the independent directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, a Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.11 prevents any sales charges and/or service fees (as defined in NASD Conduct Rule 2830 (“Rule 2830”)46) with respect to shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in Rule 2830. The aggregate sales and 12b-1 fees at both applicable levels, therefore, will not exceed the limits that otherwise lawfully could be charged at any single level.

c.	Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.47 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and/or Sub-Advisers to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

An investment in Shares by a Fund of Funds may provide the Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, potentially lower cost transaction. A Fund of Funds could use an investment in Shares to quickly and easily: (1) invest cash in an instrument that has a high correlation to the Fund of Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the fund stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, with respect to ETFs, shares of such funds are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”48

[46]	Any references to Rule 2830 include any successor or replacement rule to Rule 2830 that may be adopted by FINRA.
[47]	PPI Report at 321.
[48]	See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, with certain limited exceptions.

VI.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed Exchange-Traded Fund Relief

1. The requested relief, except for the Fund of Funds Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

2. As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3. Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4. The Website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5. No Adviser or any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

6. On each Business Day, before the commencement of trading in Shares on each Fund’s Listing Exchange, each Fund will disclose on its Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

B.	Fund of Funds Relief

1. The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting Shares of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting Shares of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the independent directors, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Fund of Funds Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7. The Board, including a majority of the independent directors, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Fund: (i) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (ii) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (a) acquire securities of one or more investment companies for short-term cash management purposes or (b) engage in interfund borrowing and lending transactions.

VII.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

AllianceBernstein Active ETFs, Inc.

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, NY 10105

ALPS Distributors, Inc.

1290 Broadway

Suite 1100

Denver, CO 80203

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

AllianceBernstein Active ETFs, Inc.

/s/ Emilie D. Wrapp
Emilie D. Wrapp
President

AllianceBernstein L.P.

/s/ Emilie D. Wrapp
Emilie D. Wrapp
Assistant Secretary

ALPS Distributors, Inc.

/s/ Thomas A. Carter
Thomas A. Carter
President

AUTHORIZATION

AllianceBernstein Active ETFs, Inc.

In accordance with Rule 0-2(c) under the Act, Emilie D. Wrapp states that all actions necessary to authorize the execution and filing of this Third Amended and Restated Application by AllianceBernstein Active ETFs, Inc. have been taken, and that she is authorized to execute and file the same on behalf of AllianceBernstein Active ETFs, Inc. as President thereof and pursuant to the following resolution adopted by the Sole Director of AllianceBernstein Active ETFs, Inc. on July 13, 2010:

RESOLVED,	that the President, any Vice President, the Treasurer or the Secretary of the Corporation be, and hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Emilie D. Wrapp
Emilie D. Wrapp	February 24, 2012

AUTHORIZATION

AllianceBernstein L.P.

In accordance with Rule 0-2(c) under the Act, Emilie D. Wrapp states that all actions necessary to authorize the execution and filing of this Third Amended and Restated Application by AllianceBernstein L.P. have been taken, and that she is authorized to execute and file the same on behalf of AllianceBernstein L.P. as Assistant Secretary thereof.

/s/ Emilie D. Wrapp
Emilie D. Wrapp	February 24, 2012

AUTHORIZATION

ALPS Distributors, Inc.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter states that all actions necessary to authorize the execution and filing of this Third Amended and Restated Application by ALPS Distributors, Inc. have been taken, and that he is authorized to execute and file the same on behalf of ALPS Distributors, Inc. as President thereof.

/s/ Thomas A. Carter
Thomas A. Carter	February 24, 2012

VERIFICATION

AllianceBernstein Active ETFs, Inc.

Each undersigned, being duly sworn, deposes and says that she has duly executed the attached Third Amended and Restated Application for and on behalf of AllianceBernstein Active ETFs, Inc., that she is the President of such entity and as such is authorized to sign this Third Amended and Restated Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Emilie D. Wrapp
Emilie D. Wrapp	February 24, 2012

VERIFICATION

AllianceBernstein L.P.

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Third Amended and Restated Application for and on behalf of AllianceBernstein L.P., that she is the Assistant Secretary of such entity and as such is authorized to sign this Third Amended and Restated Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Emilie D. Wrapp
Emilie D. Wrapp	February 24, 2012

VERIFICATION

ALPS Distributors, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Third Amended and Restated Application for and on behalf of ALPS Distributors, Inc, that he is the President of such entity and as such is authorized to sign this Third Amended and Restated Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Thomas A. Carter	February 24, 2012